FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of December 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes Own Share Repurchase Plan Announced on February 1, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 24, 2008, in Kyoto, Japan

Nidec Completes Own Share Repurchase Plan Announced on February 1, 2008

Nidec Corporation (NYSE: NJ) announced today that the Company completed the repurchase of 1,000,000 shares of its outstanding common stock under its own-share repurchase program announced on February 1, 2008 (Reference 1), pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan. The Company plans to continue repurchasing its common shares from time to time until November 24, 2009 under its subsequent own-share repurchase program announced on November 21, 2008 (Reference 2).

Details are as follows:

Result of Own Share Purchase

Class of shares repurchased: Common stock

Total number of shares repurchased: 1,000,000 shares

Total amount of repurchase: 3,933,094,000 yen

Period of repurchase: October 31, 2008 through December 22, 2008

Method of repurchase: Purchase on Osaka Securities Exchange

(Reference 1)

Resolution of the Board of Directors on February 1, 2008

Class of shares to be repurchased: Common stock

Total number of shares to be repurchased: Up to 1,000,000 shares

Total amount of repurchase: Up to 6 billion yen

Period of repurchase: February 4, 2008 through February 3, 2009

(Reference 2)

Resolution of the Board of Directors on November 21, 2008

Class of shares to be repurchased: Common stock

Total number of shares to be repurchased: Up to 5,000,000 shares

Total repurchase amount: Up to 25 billion yen

Period of repurchase: November 25, 2008 through November 24, 2009

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